Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following article was published in TechCrunch on December 4, 2020.

Why Slack and Salesforce execs think they’re better together

By Ron Miller

When Salesforce bought Slack earlier this week for $27.7 billion, it was in some ways the end of a startup fairytale. Slack was the living embodiment of the Silicon Valley startup success fantasy. It started as a pivot from a game company, of all things. It raised $1.4 billion, went from zero to a $7 billion valuation to IPO, checking off every box on the startup founder’s wish list.

Then quite suddenly this week, Slack was part of Salesforce, plucked off the market for an enormous sum of money.

While we might not ever know the back (Slack) room maneuvering that went on to make the deal a reality, it is interesting to note that Slack CEO Stewart Butterfield told me in an interview this week that he was not actually trying to sell the company when he approached Salesforce president and COO Bret Taylor earlier this year. Instead, he wanted to buy something from them.

“I actually talked to Bret in the early days of the pandemic to see if they wanted to sell us Quip because I thought it would be good for us, and I didn’t really know what their plans were [for it]. He said he’d get back to me, and then got back to me six months later or so,” Butterfield said.

At that point, the conversation flipped and the companies began a series of discussions that eventually led to Salesforce acquiring Slack.

Big money, big expectations

From the Salesforce perspective, Taylor says that the Slack deal was worth the money because it really allows his company to bring together all the pieces of their platform, one that has expanded over the years from pure CRM to include marketing, customer service, data visualization, workflow and more. Taylor also said that having Slack gives Salesforce a missing communication layer on top of its other products, something especially important when interactions with customers, partners or fellow employees, have become mostly digital.

“When we say we really want Slack to be this next generation interface for Customer 360, what we mean is we’re pulling together all these systems. How do you rally your teams around these systems in this digital work-anywhere world that we’re in right now where these teams are distributed and collaboration is more important than ever,” Taylor said.

Butterfield sees a natural connection between what people do in the course of their work, what machines do behind the scenes in these systems of record and engagement, and how Slack can help bridge the gap between humans and machines.

He says that by putting Slack in the middle of business processes, you can begin to eliminate friction that occurs in complex enterprise software like Salesforce. Instead of moving stuff through email, clicking a link, opening a browser, signing in, and then finally accessing the tool you want, the approval could be built into a single Slack message.

“If you have hundreds of those kinds of actions a day, there’s a real opportunity to increase the velocity and that has an impact, and not just in the minutes saved by the person doing the approval, but the speed of how the whole business operates,” Butterfield said.

Competing with Microsoft

While neither executive said the deal was about competing with Microsoft, it was likely an underlying reason that the companies decided to join forces. They may prove better together than they are separately, and both have complicated histories with Microsoft.

Slack has had an ongoing battle with Microsoft and its Teams product for years. It filed suit against the company last summer in the EU over what it called unfairly bundling of Teams for free with Office 365. In an interview last year with the Wall Street Journal, Butterfield said that he believes Microsoft sees his company as an existential threat. Hyperbole aside, there is tension and competition between the two enterprise software companies.

Salesforce and Microsoft also have a long history from lawsuits in the early days, to making friends and working together when it makes sense after Satya Nadella took over in 2014, while still competing hard in the market. It’s hard not to see the deal in that context.

In a recent interview with TechCrunch, Battery Ventures general partner Neeraj Agrawal said the deal was at least partially about catching Microsoft.

“To get to a market cap of $1 trillion, Salesforce now has to take MSFT head on. Until now, the company has mostly been able to stay in its own swim lane in terms of products,” Agrawal told TechCrunch.

As for Butterfield, while he saw the obvious competition, he denied the deal was about putting his company in a better position to compete with his rival.

“I don’t think that was really an important part of the rationale, at least for me,” he said, adding “the competition with Microsoft is overblown. The challenge for us was the narrative. They’re just good PR or something that I couldn’t figure out,” he said.

While Butterfield cited a list of large clients in enterprise tech, insurance and banking, the narrative has always been that Slack was favored by developer teams, which is where it initially gained traction. Whatever the reality, with Salesforce, Slack is definitely in a better position to compete with any and all comers in the enterprise communications space, and while it will be part of Salesforce, the two companies also have to figure out how to maintain some separation.

Keeping Slack independent

Taylor certainly recognizes that Slack’s current customers are watching closely to see how they handle the acquisition, and his company will have to walk a fine line between respecting the brand and product independence on one hand, while finding ways to create and build upon existing hooks into Salesforce to allow the CRM giant to take full advantage of its substantial investment.

It won’t be easy to do, but you can see a similar level of independence in some of Salesforce’s recent big-money purchases like MuleSoft, the company it bought in 2018 for $6.5 billion, and Tableau, the company it bought last year for over $15 billion. As Butterfield points out, those two companies have clearly maintained their brand identity and independence, and he sees them as role models for Slack.

“So there’s a layer of independence that’s like that [for Mulesoft and Tableau] because it’s not going to help anyone call us Chat Cloud or something like that. They paid a lot of money for us, so they want us to do more of what we were already doing,” he said.

Taylor, whose opinion matters greatly here, certainly sees it in similar terms.

“We want to make sure we have a real integrated value proposition, a real integrated platform for developers, but also maintain Slack’s technology independence, technology agnostic platform and its brand,” he said.

Better together

As for the companies coming together, both men see a lot of potential here to merge Slack communications with Salesforce’s enterprise software prowess to make something better, and Taylor sees Slack helping link the two with workflows and automations.

“When you think about automation, it’s event driven, these long running processes, automations. If you look at what people are doing with the Slack platform, it’s essentially incorporating workflows and bots and all these things. The combination of the Salesforce platform where I think we have the best automation intelligence capabilities with the Slack platform is incredible,” Taylor said.

The challenge these two men now face as they move forward with this acquisition, and all of the expectations inherent in a deal this large, is making it work. Salesforce has a lot of experience with large acquisitions, and they have handled some well, and some not so well. It’s going to be imperative for both companies that they get this right. It’s now up to Taylor and Butterfield to make sure that happens.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.